Exhibit 99.1

Allot Provides Business Update in view of COVID-19 Pandemic

Reconfirming guidance for full year 2020. Expect revenues for the quarter ended March 31 to be approximately $29 million.

HOD HASHARON, Israel, April 16, 2020 -- Allot Ltd. (NASDAQ: ALLT) (TASE: ALLT), a leading global provider of innovative network intelligence and security-as-a-service (SECaaS) solutions for communication service providers and enterprises, is issuing this announcement today to advise as to the effects of the COVID-19 pandemic on Allot activities and business to date.

Management expects revenues for the first quarter of 2020, ended March 31, to be approximately $29 million (compared to $25.3 million in the first quarter of 2019). It is noted that Allot has not yet completed a full review of first quarter financials and, therefore, this number is only an estimate and is not final. During the first quarter of 2020, some deals which were expected to book were delayed as a consequence of the COVID-19 pandemic and are now expected to close during the second quarter. Allot did sign several new security deals during the first quarter, including two new recurring revenue deals with new operators (a small deal in APAC and a medium-sized deal in Latin America). Management expects the second quarter to be a quarter of revenue growth compared both to the second quarter of 2019 and the first quarter of 2020.

Allot places the health and safety of its employees as a top priority. All employees, in any location in the world, are required to strictly adhere to their local government’s health regulations as updated from time to time. All international flights to and from anywhere on Company business have been prohibited for several weeks already. The majority of the Allot global workforce is working from home, with the company expending a broad range of resources and effort to ensure an effective platform to enable this.

“Allot continues to place great emphasis and focus on the timely meeting of all our commitments to customers,” commented Erez Antebi, CEO of Allot. “We are continuing remote support of our customers; delivery of products; remote installation of products ordered, and we are continuing with product development. We are continuing to receive new orders and sign customer contracts. Across the company, we are continuing to work to achieve our goals per our annual workplan.

“Across CSP networks we are seeing several changes, including a sharp rise in network traffic volume – as much as 30% to 40%. Our customers are also seeing an increase in cyber attacks such as phishing attacks. Finally, people working or studying from home have significantly increased their use of communication applications (such as Zoom, Microsoft Teams and others).”

Mr. Antebi continued, “As a result of the above changes, we are seeing new trends among some of our customers. All CSPs we work with continue to operate, although many of their staff are also working remotely, and all the work we do with them is now done remotely. Many CSPs require more bandwidth to support their customers and have requested expanded bandwidth licenses from Allot. Some CSPs are changing priorities and delaying less-critical tasks, while others are going ahead with the introduction of new services, such as security for their customers.

“At this time, we see overall demand from customers continuing at rates that are similar to before the COVID-19 pandemic and, in some areas, we even see some increase in demand. We expect some delays in the signing of additional recurring security revenue deals, but we do expect to sign additional such deals during the remainder of 2020.”

Concluded Mr. Antebi, “Based on the current circumstances and given the changes in the traffic many CSPs are experiencing, as well as taking into account our backlog and pipeline of new deals, we are currently reconfirming our full guidance for 2020, including annual revenues at $135 to $140 million, and new recurring security revenue contracts with an aggregate MAR* of $140 million.”

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Additional Resources:
Allot Blog: https://www.allot.com/blog
Follow us on Twitter: @allot_ltd
Follow us on LinkedIn: https://www.linkedin.com/company/allot-communications

About Allot
Allot Ltd. (NASDAQ: ALLT, TASE: ALLT) is a provider of leading innovative network intelligence and security solutions for service providers and enterprises worldwide, enhancing value to their customers. Our solutions are deployed globally for network and application analytics, traffic control and shaping, network-based security services, and more. Allot’s multi-service platforms are deployed by over 500 mobile, fixed and cloud service providers and over 1000 enterprises. Our industry-leading network-based security as a service solution has achieved over 50% penetration with some service providers and is already used by over 23 million subscribers in Europe.

Allot. See. Control. Secure.

For more information, visit www.allot.com

*MAR (maximum annual revenue potential of concluded transactions) was estimated by Allot upon transaction signature and constitutes an approximation of the theoretical annual revenues Allot would receive if 100% of the customer’s subscribers, as estimated by Allot, signed up for the service.

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Forward-Looking Statement
This release contains forward-looking statements, which express the current beliefs and expectations of company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: acceptance of our products by our reseller and customer in EMEA, our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on third-party channel partners for a material portion of our revenues; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Allot Seth Greenberg sgreenberg@allot.com +972 54 9222294	Media Fusion PR for Allot Ashley Ray ashley.ray@fusionpr.com	Allot Investor Relations Ehud Helft Allot@gkir.com +1-646-201-9246

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